25435 Harvard Road
Beachwood, OH 44122
Tel: 216-682-7000
Fax: 216-453-0102
www.omnova.com

October 13, 2017

VIA EDGAR

CORRESPONDENCE FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:     Terrance O’Brien
Branch Chief

Pamela Long
Assistant Director

Edward Kelly
Staff Attorney

Re:    OMNOVA Solutions Inc.
Form 10-K for Fiscal Year Ended November 30, 2016
Filed February 1, 2017
File No. 1-15147

Ladies and Gentlemen:

OMNOVA Solutions Inc., an Ohio corporation (the “Company” or “we”, “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2017 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2016 (the “2016 Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for Fiscal Year Ended November 30, 2016

Business, page 1

Risk Factors, page 5

1.    Disclosure in note A to your audited financial statements opposite the caption “Concentration of Credit Risk” indicates that you had one customer that accounted for more than 10% of the company’s sales in 2016. Disclosure in the risk factor captioned “A significant portion of our Performance Chemicals sales is concentrated” on page 8 states that the loss of any one of several large customers could adversely affect your results. Please confirm that in future filings you will enhance disclosures in your risk factors and business sections, as appropriate, to identify the name of any customer that accounts for 10% or more of consolidated revenue and whose loss would have a material adverse effect on the company.

Response: In connection with our standard quarterly disclosure controls and procedures, at November 30, 2017 and with all future filings, we will continue to evaluate whether any customer accounts for 10% or more of our consolidated revenue and will determine whether the loss of such customer would be expected to have a material adverse effect on the Company. Should any such customer relationship be determined to exist, whose loss would have a material adverse effect on our financial position or future operating results, the Company undertakes to make the disclosures required by Item 101(c)(1)(vii) of Regulation S-K in its future filings, including identifying the name of any such customer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Significant Accounting Estimates and Management Judgments, page 22

(I)    Goodwill and Intangible Assets, page 25

2.     In light of the material impairment charges on long-lived assets you have taken in fiscal years 2015, 2016, and so far in 2017, decline in net sales in recent years, and net losses reported in     the past two fiscal years, please provide the following disclosures to the extent any of your goodwill reporting units do not have fair values that are substantially in excess of fair value:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

•
A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

You may wish to refer to the guidance in Item 303(a)(3)(ii) of Regulation S-K.

Response: As disclosed in our 2016 Annual Report on Form 10-K, the Company’s policy is to test goodwill for impairment at least annually as of September 1. As of the 2016 impairment testing date and as of November 30, 2016, all of the Company’s goodwill was associated with its Performance Chemicals segment and was allocated to one of the Company’s reporting units. As of September 1, 2016, the estimated fair value of the Company’s reporting unit, which included all of the Company’s goodwill, exceeded its carrying value by 103%.

As part of its 2017 segment realignment, the Company determined that its new reporting segments consist of two segments, Performance Materials and Specialty Solutions. The Performance Materials and Specialty Solutions reporting segments each consists of two reporting units (an aggregate total of four reporting units). Accordingly, the Company applied the provisions of ASC 350-20-35-45 and two of the four reporting units were allocated existing goodwill based on their relative fair values as of December 1, 2016. As a result, $19.6 million of goodwill was allocated to the Performance Materials segment and $60.6 million was allocated to the Specialty Solutions segment. The Company performed a goodwill impairment assessment before and after the segment realignment and determined that no impairment had occurred as a result of these assessments. The fair values of the reporting units, subsequent to the realignment, exceeded their respective carrying values by 39% and 175%, respectively.

The Company recognized long-lived asset charges in fiscal years 2015, 2016, and so far in 2017, of $19.4 million, $5.7 million and $13.3 million, respectively. We have provided context to each of these impairment charges below and summarized our historical considerations as to whether such charges required an other-than-annual assessment of goodwill impairment. Further, we have summarized below additional context supporting our conclusion that the noted disclosures do not apply in our circumstances on the basis that the applicable reporting unit, to which goodwill had been assigned, had an estimated fair value substantially in excess of its respective carrying value at each reporting period.

•
In the 2015 fiscal fourth quarter, we identified a disposal group, which included the Company’s former non-strategic operating entity in India, that met the held-for-sale criteria pursuant to ASC 360. The India operating entity accounted for less than 3% of the Company’s consolidated net sales and zero of our pre-tax income. Accordingly, the Company recognized an impairment charge of $19.4 million representing the adjustment of the then-carrying amount of the disposal group net assets to their expected selling price (less estimated costs to sell). Pursuant to this analysis, the Company evaluated whether any of the historical Performance Chemicals goodwill should have been allocated to the disposal group for the purpose of calculating the magnitude of the impairment charge. Based on the contemporaneous analysis of a.) the fair value of the reporting unit including the disposal group net assets and b.) the fair value of the reporting unit excluding the disposal group net assets, the Company concluded that no goodwill should be ascribed to the disposal group. Based on the analyses, the Company concluded that no indicator of goodwill impairment was present at the time the analyses were performed as the fair value of the reporting unit excluding the disposal group was greater than the fair value of the reporting unit including the disposal group and was significantly in excess of the carrying value of the respective reporting unit. Accordingly, the Company concluded that no further impairment analysis was necessary contemporaneous with the recognition of the impairment charge.

•

•
The impairment charge of $5.7 million in 2016 related to the Company’s former coated fabrics operation in China (“China Coated Fabrics”), which was sold during the third quarter of 2017. China Coated Fabrics accounted for less than 4% of the Company’s consolidated net sales and was operating at a loss in recent historical periods, diluting our pre-tax income. Prior to the Company’s segment realignment in the second quarter of 2017 (discussed further above), the affected operation was included in the Engineered Surfaces segment, which had not been allocated any of the Company’s goodwill as disclosed in the 2016 Form 10-K. Based on a general lack of inter-dependency of the China Coated Fabrics business (included within the Engineered Surfaces segment) and the Company’s other reporting segment,

Performance Chemicals, such impairment charges were not considered by the Company to be indicators of goodwill impairment, which would have otherwise required a quantitative or qualitative impairment assessment concurrent to the recognition of the China Coated Fabrics impairment charge. The Company appropriately conducted an annual test of goodwill impairment as of September 1, 2016 as described above.

•

•
During the 2017 fiscal second quarter, the China Coated Fabrics business met the held-for-sale criteria pursuant to ASC 360. Accordingly, the Company recognized an incremental impairment charge of $13.3 million representing the adjustment of the then-carrying amount of the disposal group net assets to their expected selling price (less estimated costs to sell). As part of the Company’s segment realignment (noted above), the Company applied the provisions of ASC 350-20-35-45 and allocated goodwill between two reporting units based on their relative fair value. The Company performed a goodwill impairment assessment before and after the realignment and determined that no impairment was indicated as a result of these assessments. Pursuant to the allocation of goodwill among its reporting units, no goodwill was assigned to the reporting unit containing the China Coated Fabrics business. Accordingly, the Company concluded that no indicator of goodwill impairment was present to require a quantitative or qualitative impairment assessment concurrent to the recognition of the China Coated Fabrics impairment charge. The Company will conduct its annual test of impairment as of September 1, 2017.

The Company notes that the recent-year declines in net sales have resulted primarily from volatility in raw material prices and resulting customer pricing, and recent net losses have been driven primarily by the impairment charges noted above. The Company does not believe that either of these factors are indicative of the underlying strength of the reporting units, as evidenced by the significant excess of fair value over carrying value of the reporting units disclosed above.

Financial Statements

Note B - Restructuring and Severance, page 38

3.     We note you reported material restructuring and severance charges of $11.1 million, $5.9 million, and $0.9 million in 2016, 2015, and 2014 and have reported $4.6 million of restructuring     and severance charges for the six month period ended May 31, 2017.

Please quantify and disclose the expected effects on future earnings and cash flows resulting from your exit and termination plans, along with the initial period in which those effects are expected to be realized. In later periods if actual savings anticipated by the plans are not achieved as expected, or are achieved in periods other than as expected, discuss that outcome, its reasons, and its likely effects on future operating results and liquidity in MD&A. Please refer to SAB Topic 5:P.4 for further guidance.

Response: The Company notes the Staff’s comment and will quantify and include in future filings, to the extent applicable, the disclosures required under SAB Topic 5:P.4, including those required by ASC 420, related to expected and actual savings achieved, as well as any expected outcomes that are not achieved, and any material changes and activities for each significant restructuring and severance plan, including expected effects on future earnings, cash flows and anticipated savings.

The applicable excerpt of our proposed disclosure in the MD&A (subject to completion after the end of the Company’s 2017 fiscal year) for our Annual Report on Form 10-K for the year ended November 30, 2017 will be:

2017 Restructuring Plans

Restructuring and severance activities initiated in 2017 include the One OMNOVA initiative announced during the first quarter of 2017. The One OMNOVA initiative is focused on providing functional excellence in areas including marketing, sales, operations, supply chain and technology, as well as various corporate functions. The plan is designed to reduce complexity and drive consistency across the global enterprise through a standardized, integrated business system. For this initiative, the Company expects to incur restructuring and severance costs of $3.3 million, of which $__ million was recognized as a component of restructuring and severance expense within the consolidated statement of operations in 2017 and $__ million is expected to be recognized in 2018. As of November 30, 2017, $__ million was paid and the remainder will be paid by the end of the second quarter of 2018. Annual savings for this initiative were estimated at approximately $3.0 million, of which the Company has already begun to realize in 2017, and is confident the total annual savings will ultimately be achieved.

2016 Restructuring Plans

Restructuring and severance activities initiated in 2016 included continued cost reduction and efficiency improvement actions, as well as a change in the Company’s CEO. For these activities, the Company expected to incur severance and restructuring costs of $7.5 million, of which $5.5 million was recognized in 2016 and $__ million was recognized in 2017. As of November 30, 2017, $__ million was paid and the remaining $__ million is expected to be paid by the end of the second quarter of 2018. For these actions, the Company expected annual savings of approximately $3.0 million, which the Company has substantially achieved.

2015 Restructuring Plans

Restructuring and severance activities initiated in 2015 relate to the transfer of production from one U.S. manufacturing location to another, and other efficiency improvement actions focused on the Company’s cost reduction and business specialization refocus strategy. For the transfer of production plan, the Company expected to incur severance costs of $1.5 million, of which $0.8 million was recognized in 2015 and $0.7 million was recognized in 2016. All payments related to this plan were completed by the end of 2016. For this plan, the Company announced expected annual savings of approximately $4.0 million, which the Company has substantially achieved. For the other efficiency improvement action plans, the Company expected to incur severance and facility closure costs of $9.8 million, of which $5.0 million was recognized in 2015, $4.7 million was recognized in 2016, and $0.1 million was recognized in 2017. All payments were substantially completed by the end of 2016. For these plans, the Company announced expected annual savings of approximately $7.0 million to $10.0 million, which the Company has achieved.

Note K- Goodwill and Other Intangible Assets, page 43

4.     Please disclose the amount of goodwill allocated to each of your reportable segments and any     significant changes in the allocation of goodwill by reportable segment for all periods presented     in accordance with ASC 350-20-50-1.

Response: The Company notes the Staff’s comment and confirms that in future annual filings, the Company will disclose the amount of goodwill allocated to each of its reportable segments and any significant changes in the allocation of goodwill by reportable segment for all periods presented in accordance with ASC 350-20-50-1.

As reported in the 2016 Annual Report on Form 10-K, all of the Company’s goodwill was previously allocated to its prior Performance Chemicals segment. As discussed above in our response to the Staff’s comment no. 2, the Company realigned its reportable segments during the second quarter of 2017 and allocated its goodwill to the Company’s new segments in accordance with ASC 350-20-35-45. The Company will disclose the amount of goodwill that was allocated to each of its reporting segments as of the segment realignment date and as of November 30, 2017 in its Annual Report on Form 10-K for the year ending November 30, 2017 and within all future annual reports.

The applicable excerpt of the aforementioned proposed disclosure within the notes to financial statements (subject to completion after the end of the Company’s 2017 fiscal year) for our Annual Report on Form 10-K for the year ending November 30, 2017 will be as follows:

Goodwill and Other Intangibles Assets

As part of its 2017 segment realignment, the Company applied the provisions of ASC 350-20-35-45 and allocated existing goodwill between two of its four reporting units based on their relative fair values. As a result, $19.6 million of goodwill was allocated to the Performance Materials segment and $60.6 million of goodwill was allocated to the Specialty Solutions segment. Prior to the segment realignment, all goodwill had been allocated to the prior Performance Chemicals segment. The Company performed a goodwill impairment assessment before and after the segment realignment and determined that no impairment was indicated as a result of these assessments. As of November 30, 2017, there was $__ million of goodwill allocated to the Performance Materials segment and $__ million was allocated to the Specialty Solutions segment.

We appreciate the efforts of the Staff to assist the Company in resolving the above comments. If you have any questions regarding these matters, please do not hesitate to contact me at (216) 682-7185.

Sincerely,

/s/ Paul F. DeSantis
Paul F. DeSantis
Senior Vice President, Chief Financial Officer;
Treasurer